Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

Pricing Supplement dated August 13, 2018
(To Prospectus Supplement dated March 28, 2017
and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes (Structured Notes)

$500,000 Autocallable Step Up Notes Linked to the S&P 500® Index due August 19, 2024

We, Canadian Imperial Bank of Commerce (the “Bank” or “CIBC”), are offering $500,000.00 aggregate Principal Amount of our Autocallable Step Up Notes Linked to the S&P 500® Index due August 19, 2024 (CUSIP 13605WMA6 / ISIN US13605WMA61) (the “Notes”). The Notes are senior unsecured debt securities of CIBC that do not pay interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described in this pricing supplement. Whether the Notes are automatically called prior to maturity and, if they are not automatically called, whether you are repaid the Principal Amount of your Notes at maturity will depend in each case upon the Closing Level of the S&P 500® Index (the “Reference Asset”) on the relevant Call Valuation Date or the Final Valuation Date, as applicable.

If the Closing Level of the Reference Asset on any annual Call Valuation Date is greater than or equal to the Initial Level, we will automatically call the Notes and pay you on the applicable Call Payment Date the Call Price applicable for that Call Valuation Date and no further amounts will be owed to you. If the Notes have not been previously called, the amount that you will be paid on your Notes at maturity will depend on the performance of the Reference Asset on the Final Valuation Date and will be calculated as follows:

•                If the Final Level is greater than the Step Up Level:

Principal Amount + (Principal Amount x Percentage Change)

•                If the Final Level is equal to or less than the Step Up Level but greater than or equal to the Initial Level:

Principal Amount + Step Up Payment

•                If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level:

Principal Amount

•                If the Final Level is less than the Buffer Level:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

The Notes will be issued in the denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The Notes are a new issue of securities with no established trading market. We do not intend to list the Notes on any securities exchange or automated quotation system.

The Notes are unsecured obligations of CIBC and any payment on the Notes is subject to the credit risk of CIBC. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these Notes or determined if this pricing supplement or the accompanying Prospectus Supplement and Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks. See the “Additional Risk Factors” beginning on page PRS-12 of this pricing supplement and the “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and page 1 of the Prospectus.

	Price to Public	Underwriting Discount(1)	Proceeds to CIBC
Per Note	100%	1.25%	98.75%
Total	$500,000.00	$6,250.00	$493,750.00

(1)        The total “Underwriting Discount” and “Proceeds to CIBC” specified above reflect the aggregate of the underwriting discounts per Note at the time CIBC established any hedge positions prior to the Trade Date. Jefferies LLC will receive a commission of 1.25%, or $12.50 per $1,000 Principal Amount of Notes. Jefferies LLC may use a portion of its commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution” in this pricing supplement.

Our initial estimated value of the Notes on the Trade Date, based on our internal pricing models, is $962.50 per Note. The initial estimated value is less than the initial issue price of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on August 17, 2018 against payment in immediately available funds.

Jefferies LLC

ABOUT THIS PRICING SUPPLEMENT

You should read this pricing supplement together with the Prospectus dated March 28, 2017 (the “Prospectus”) and the Prospectus Supplement dated March 28, 2017 (the “Prospectus Supplement”), relating to our Senior Global Medium-Term Notes (Structured Notes), of which these Notes are a part, for additional information about the Notes. Information in this pricing supplement supersedes information in the Prospectus Supplement and Prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the Prospectus Supplement or the Prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement, the accompanying Prospectus Supplement and the accompanying Prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement, the accompanying Prospectus Supplement and the accompanying Prospectus, and in the documents referred to in this pricing supplement, the Prospectus Supplement and the Prospectus and which are made available to the public. We have not, and Jefferies LLC (“Jefferies”) has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and Jefferies is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement, the accompanying Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement, nor the accompanying Prospectus Supplement, nor the accompanying Prospectus constitutes an offer, or an invitation on our behalf or on behalf of Jefferies, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the Prospectus Supplement and Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Prospectus Supplement dated March 28, 2017 and Prospectus dated March 28, 2017 filed with the SEC on March 28, 2017: https://www.sec.gov/Archives/edgar/data/1045520/000110465917019619/a17-8647_1424b3.htm

PRS-1

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the Prospectus Supplement dated March 28, 2017 and the Prospectus dated March 28, 2017, each filed with the SEC. See “About This Pricing Supplement” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce (the “Issuer” or the “Bank”)

Type of Note:	Autocallable Step Up Notes Linked to the S&P 500® Index due August 19, 2024

Reference Asset:	The S&P 500® Index (ticker “SPX”)

CUSIP/ISIN:	CUSIP: 13605WMA6 / ISIN: US13605WMA61

Minimum Investment:	$1,000 (one Note)

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.

Principal Amount:	$1,000 per Note

Aggregate Principal Amount of Notes:	$500,000

Currency:	U.S. Dollars

Trade Date:	August 13, 2018

Original Issue Date:	August 17, 2018

Final Valuation Date:	August 12, 2024, subject to postponement upon the occurrence of a Market Disruption Event as described below under “Certain Terms of the Notes—Market Disruption Events.”

Maturity Date:

August 19, 2024 (the fifth Business Day following the Final Valuation Date). The Maturity Date is subject to the Call Feature and may be postponed upon the occurrence of a Market Disruption Event as described below under “Certain Terms of the Notes—Market Disruption Events” below. No interest will accrue as a result of a delayed payment.

Call Feature:

If the Closing Level of the Reference Asset on any annual Call Valuation Date is greater than or equal to the Initial Level, we will automatically call the Notes and pay you on the applicable Call Payment Date the applicable Call Price for that Call Valuation Date and no further amounts will be owed to you.

If the Notes are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the Notes after such Call Payment Date. You will not receive any notice from us if the Notes are automatically called.

Call Valuation Dates:

August 12, 2019, August 12, 2020, August 12, 2021, August 12, 2022 and August 14, 2023.

Each scheduled Call Valuation Date will be postponed if a Market Disruption Event (as defined below) occurs or is continuing on that day. See “Certain Terms of the Notes—Market Disruption Events” in this pricing supplement.

PRS-2

Call Price per Note:

$1,060 if called on the first Call Valuation Date, $1,120 if called on the second Call Valuation Date, $1,180 if called on the third Call Valuation Date, $1,240 if called on the fourth Call Valuation Date, and $1,300 if called on the final Call Valuation Date, representing a call premium of 6.00% per annum.

Call Payment Dates:

Approximately the fifth Business Day following the applicable Call Valuation Date. The Call Payment Dates are August 19, 2019, August 19, 2020, August 19, 2021, August 19, 2022 and August 21, 2023.

The Call Payment Dates are subject to postponement if the relevant Call Valuation Date is postponed in the case of a Market Disruption Event, as described below under “Certain Terms of the Notes—Market Disruption Events.” No interest will accrue as a result of a delayed payment.

Payment at Maturity:

If the Notes have not been previously called, the Payment at Maturity will be based on the performance of the Reference Asset on the Final Valuation Date and will be calculated as follows:

•                  If the Final Level is greater than the Step Up Level:

Principal Amount + (Principal Amount x Percentage Change)

•                  If the Final Level is equal to or less than the Step Up Level but greater than or equal to the Initial Level:

Principal Amount + Step Up Payment

•                  If the Final Level is less than the Initial Level but greater than or equal to the Buffer Level:

Principal Amount

•                  If the Final Level is less than the Buffer Level:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

If the Final Level is less than the Buffer Level, you will lose a portion of the Principal Amount by an amount equal to the percentage decrease in the level of the Reference Asset beyond the Buffer Percentage. Accordingly, you could lose up to 85% of your initial investment.

Step Up Payment:	36% of the Principal Amount

Step Up Level:	3,853.26, which is 136% of the Initial Level (rounded to two decimal places).

Buffer Percentage:	15%

Buffer Level:	2,408.29, which is 85% of the Initial Level (rounded to two decimal places).

Initial Level:	2,833.28, which was the Closing Level of the Reference Asset on August 10, 2018.

PRS-3

Final Level:	The Closing Level of the Reference Asset on the Final Valuation Date.

Closing Level:

For any date of determination, the “Closing Level” of the Reference Asset will be the closing level of the Reference Asset published on the Bloomberg page “SPX <Index>“ or any successor page on Bloomberg or any successor service, as applicable. In certain special circumstances, the Closing Level will be determined by the Calculation Agent, in its discretion, and such determinations will, under certain circumstances, be confirmed by an independent calculation expert. See “Certain Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date,” “Certain Terms of the Notes—Market Disruption Events” and “Appointment of Independent Calculation Experts” in this pricing supplement.

Percentage Change:	The “Percentage Change”, expressed as a percentage, is calculated as follows: Final Level – Initial Level Initial Level For the avoidance of doubt, the Percentage Change may be a negative value.

Principal at Risk:	You will lose up to 85% of your initial investment at maturity if the Final Level is less than the Buffer Level.

Calculation Agent:

Canadian Imperial Bank of Commerce. We may appoint a different Calculation Agent without your consent and without notifying you.

All determinations made by the Calculation Agent will be at its sole discretion, and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the Notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Status:

The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction.

Fees and Expenses:

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date. See “Additional Risk Factors—The Inclusion Of Dealer Spread And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices” in this pricing supplement.

Trading Day:	A “Trading Day” means a day on which the principal trading market for the Reference Asset is open for trading.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or order to close in New York or Toronto.

PRS-4

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Use of Proceeds:	General corporate purposes.

Clearance and Settlement:

We will issue the Notes in the form of a fully registered global note registered in the name of the nominee of DTC. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except in the limited circumstances described in the accompanying Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the indenture.

Terms Incorporated:	All of the terms appearing under the caption “Description of the Notes We May Offer” beginning on page S-7 of the accompanying Prospectus Supplement, as modified by this pricing supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 85% OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

PRS-5

INVESTOR SUITABILITY

The Notes may be suitable for you if:

•                You are willing to receive a return on your investment capped at the applicable Call Price if the Notes are automatically called, regardless of the extent of the increase in the level of the Reference Asset.

•                You anticipate that the Notes will be automatically called or that the Final Level will be at or above the Initial Level.

•                You are willing to accept the risk of losing up to 85% of the Principal Amount at maturity if the Notes are not called and the Final Level is less than the Buffer Level.

•                You understand that the Notes may be automatically called prior to maturity and that the term of the Notes may be as short as approximately 12 months, or you are otherwise willing to hold the Notes to maturity.

•                You do not seek current income over the term of the Notes.

•                You do not seek an investment for which there will be an active secondary market.

•                You are willing to assume the credit risk of the Bank for all payments under the Notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

•                You anticipate that the Notes will not be automatically called and that the Final Level will be less than the Initial Level.

•                You are unwilling to accept the risk of losing up to 85% of the Principal Amount if the Notes are not called and the Final Level is less than the Buffer Level.

•                You are unwilling to purchase the Notes with an initial estimated value as of the Trade Date that is lower than the Principal Amount.

•                You seek an investment with a fixed term.

•                You seek current income over the term of the Notes.

•                You seek a liquid investment or are unable or unwilling to hold the Notes to maturity.

•                You are not willing to assume the credit risk of the Bank for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Additional Risk Factors” below for risks related to an investment in the Notes.

PRS-6

CERTAIN TERMS OF THE NOTES

Payments of Principal

If any scheduled Call Payment Date or Maturity Date is not a Business Day, the relevant payment date will be the immediately following Business Day.

Market Disruption Events

If a Market Disruption Event in respect of the Reference Asset occurs or is continuing on any scheduled Call Valuation Date or the scheduled Final Valuation Date, then such Call Valuation Date or the Final Valuation Date will be postponed to the first succeeding day that is a Trading Day and on which a Market Disruption Event has not occurred and is not continuing for the Reference Asset. If a Market Disruption Event in respect of the Reference Asset occurs or is continuing on each Trading Day to and including the seventh Trading Day following the Call Valuation Date or the Final Valuation Date, the Closing Level of the Reference Asset will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) by the Calculation Agent on that seventh Trading Day, regardless of the occurrence or continuation of a Market Disruption Event in respect of the Reference Asset on that day. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Level of the Reference Asset that would have prevailed in the absence of the Market Disruption Event. In the event a Call Valuation Date or the Final Valuation Date is postponed as a result of a Market Disruption Event, the relevant Call Payment Date or the Maturity Date shall be the fifth Business Day following the relevant Call Payment Date or the Final Valuation Date, as so postponed. No interest will accrue as a result of delayed payment.

A “Market Disruption Event” means any event, circumstance or cause which the Bank determines, and the Calculation Agent confirms, has or will have a material adverse effect on the ability of the Bank to perform its obligations under the Notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to any of the Reference Asset:

•                a suspension, absence or limitation of trading by the primary market or otherwise relating to the securities which then comprise 20% or more of the level of the Reference Asset, as determined by the Calculation Agent;

•                a suspension, absence or limitation of trading in futures or options contracts relating to the Reference Asset in the primary market for those contracts, as determined by the Calculation Agent;

•                any event that disrupts or impairs, as determined by the Calculation Agent, the ability of market participants to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Asset in its primary market;

•                the closure on any day of the primary market for futures or options contracts relating to the Reference Asset on a scheduled Trading Day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled Trading Day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled Trading Day for such primary market;

•                any scheduled Trading Day on which the exchanges or quotation systems, if any, on which futures or options contracts relating to the Reference Asset are traded, fails to open for trading during its regular trading session; or

•                any other event, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” below.

PRS-7

Adjustments to the Reference Asset

If at any time the sponsor or publisher of the Reference Asset (the “Sponsor”) makes a material change in the formula for or the method of calculating the Reference Asset, or in any other way materially modifies the Reference Asset (other than a modification prescribed in that formula or method to maintain the Reference Asset in the event of changes in constituent stock and capitalization and other routine events), then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the Closing Level of the Reference Asset is to be calculated, calculate a substitute Closing Level of the Reference Asset in accordance with the formula for and method of calculating the Reference Asset last in effect prior to the change, but using only those securities that comprised the Reference Asset immediately prior to that change. Accordingly, if the method of calculating the Reference Asset is modified so that the level of the Reference Asset is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Reference Asset in order to arrive at a level of the Reference Asset as if it had not been modified.  Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts.”

Discontinuance of the Reference Asset

If the Sponsor discontinues publication of the Reference Asset, and the Sponsor or another entity publishes a successor or substitute equity index that the Calculation Agent determines, in its sole discretion, to be comparable to the Reference Asset (a “successor equity index”), then, upon the Calculation Agent’s notification of that determination to the trustee and Canadian Imperial Bank of Commerce, the Calculation Agent will substitute the successor equity index as calculated by the Sponsor or any other entity to calculate the Closing Level of the Reference Asset on any future Call Valuation Date or the Final Valuation Date. Upon any selection by the Calculation Agent of a successor equity index, Canadian Imperial Bank of Commerce will cause notice to be given to holders of the Notes.

In the event that the Sponsor discontinues publication of the Reference Asset prior to, and the discontinuance is continuing on, a Call Valuation Date or the Final Valuation Date, as applicable, and the Calculation Agent determines that no successor equity index is available at such time, the Calculation Agent will calculate a substitute closing level for the Reference Asset in accordance with the formula for and method of calculating the Reference Asset last in effect prior to the discontinuance, but using only those securities that comprised the Reference Asset immediately prior to that discontinuance. If a successor equity index is selected or the Calculation Agent calculates a level as a substitute for the Reference Asset, the successor equity index or level will be used as a substitute for the Reference Asset for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If on any Call Valuation Date or the Final Valuation Date, the Sponsor fails to calculate and announce the level of the Reference Asset, the Calculation Agent will calculate a substitute Closing Level of the Reference Asset in accordance with the formula for and method of calculating the Reference Asset last in effect prior to the failure, but using only those securities that comprised the Reference Asset immediately prior to that failure; provided that, if a Market Disruption Event occurs or is continuing on such day, then the provisions set forth above under “—Market Disruption Events” shall apply in lieu of the foregoing.

Notwithstanding these alternative arrangements, discontinuance of the publication of, or the failure by the Sponsor to calculate and announce the level of, the Reference Asset may adversely affect the value of the Notes.

Appointment of Independent Calculation Experts

If a calculation or valuation described above under “—Market Disruption Events,” “—Adjustments to the Reference Asset,” or “Discontinuance of the Reference Asset” contemplated to be made by the Calculation Agent involves the application of material discretion and is not based on information or calculation methodologies compiled or utilized by, or derived from, independent third party sources, the Bank will appoint one or more calculation experts to confirm such calculation or valuation. Such calculation experts will be independent from the Bank and active participants in the financial markets in the relevant jurisdiction in which the securities included in the Reference Asset are traded. Calculation experts will not assume any obligation or duty to, or any relationship of agency or trust for or with, the holders of the Notes or the Bank. Holders of the Notes will be entitled to rely on any valuation or calculations made by such calculation experts and such valuations or calculations will (except in the case of manifest error) be final and binding on the Bank, the Calculation Agent and the holders of the Notes. Calculation experts will not be responsible for good faith errors or omissions in the making of any such valuations or calculations. Calculation experts may, with the consent of the Bank, delegate any of their obligations and functions to a third party as they deem appropriate, but acting honestly and reasonably at all times. The valuations and calculations of calculation experts will be made available to the holders of the Notes upon request.

PRS-8

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the section “Description of Senior Debt Securities—Events of Default” in the accompanying Prospectus) with respect to the Notes, the default amount payable will be equal to the Payment at Maturity, calculated as though the date of acceleration were the Maturity Date, and the Final Valuation Date were the fifth scheduled Trading Day prior to the Maturity Date, as accelerated.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Senior Debt Securities—Events of Default” beginning on page 7 of the accompanying Prospectus.

Withholding

The Bank or the applicable paying agent will deduct or withhold from a payment on a Note any present or future tax, duty, assessment or other governmental charge that the Bank determines is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a Note will not be increased by any amount to offset such deduction or withholding.

PRS-9

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the Notes, assuming the Notes are not called on any Call Valuation Date. The actual amount you receive and the resulting total rate of return will depend on the actual Initial Level, Buffer Level, Step Up Level, Final Level, whether the Notes are called on a Call Valuation Date, and term of your investment. The values used in the table and examples may have been rounded for ease of analysis.

The following table assumes an Initial Level of 1,000.00, a Buffer Level of 850.00, a Step Up Level of 1,360.00 and a Step Up Payment of $360.00 per Note. It illustrates the effect of a range of Final Levels on the Payment at Maturity per Note and the total rate of return on the Notes. The following examples do not take into account any tax consequences from investing in the Notes.

Final Level	Percentage Change	Payment at Maturity per Note	Total Rate of Return on the Notes
0.00	-100.00%	$150.00	-85.00%
250.00	-75.00%	$400.00	-60.00%
500.00	-50.00%	$650.00	-35.00%
600.00	-40.00%	$750.00	-25.00%
700.00	-30.00%	$850.00	-15.00%
800.00	-20.00%	$950.00	-5.00%
850.00(1)	-15.00%	$1,000.00	0.00%
900.00	-10.00%	$1,000.00	0.00%
940.00	-6.00%	$1,000.00	0.00%
970.00	-3.00%	$1,000.00	0.00%
1,000.00(2)	0.00%	$1,360.00 (3)	36.00%
1,020.00	2.00%	$1,360.00	36.00%
1,050.00	5.00%	$1,360.00	36.00%
1,100.00	10.00%	$1,360.00	36.00%
1,200.00	20.00%	$1,360.00	36.00%
1,300.00	30.00%	$1,360.00	36.00%
1,360.00(4)	36.00%	$1,360.00	36.00%
1,400.00	40.00%	$1,400.00	40.00%
1,500.00	50.00%	$1,500.00	50.00%
1,750.00	75.00%	$1,750.00	75.00%
2,000.00	100.00%	$2,000.00	100.00%

(1)         This is the hypothetical Buffer Level.

(2)         The hypothetical Initial Level of 1,000.00 used in these examples has been chosen for illustrative purposes only. The actual Initial Level is 2,833.28, which was the Closing Level of the Reference Asset on August 10, 2018.

(3)         This amount represents the sum of the Principal Amount and the Step Up Payment of $360.00 per Note.

(4)         This is the hypothetical Step Up Level.

PRS-10

Example 1: The Percentage Change is 50.00%.

Because the Final Level is greater than the Step Up Level, the Payment at Maturity would be $1,500.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change)

= $1,000 + ($1,000 × 50%)

= $1,500.00

Example 1 shows that you will receive the Principal Amount plus a return equal to the Percentage Change when the Final Level is greater than the Step Up Level.

Example 2: The Percentage Change is 5.00%.

Because the Final Level is less than the Step Up Level but greater than or equal to the Initial Level, the Payment at Maturity would be $1,360.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + Step Up Payment

= $1,000 + ($1,000 × 36%)

= $1,360.00

Example 2 shows that you will receive the Principal Amount plus the Step Up Payment when the Final Level is less than or equal to the Step Up Level but greater than or equal to the Initial Level.

Example 3: The Percentage Change is -5.00%.

Because the Final Level is less than the Initial Level but greater than or equal to the Buffer Level, the Payment at Maturity would be $1,000.00 per $1,000 Principal Amount.

Example 3 shows that you will receive the Principal Amount where the level of the Reference Asset decreases by no more than 15%.

Example 4: The Percentage Change is -50.00%.

Because the Final Level is less than the Buffer Level, the Payment at Maturity would be $650.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Percentage Change + 15%)]

= $1,000 + [$1,000 × (-50.00% + 15%)]

= $650.00

Example 4 shows that you are exposed on a 1-to-1 basis to decreases in the level of the Reference Asset by more than the Buffer Percentage.  YOU MAY LOSE UP TO 85% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

PRS-11

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying Prospectus Supplement and “Risk Factors” beginning on page 1 of the accompanying Prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Prospectus and Prospectus Supplement.

The Notes Do Not Guarantee Any Return Of Principal; You May Lose Up To 85% Of The Principal Amount Of Your Notes.

The Notes do not guarantee full return of principal. The repayment of any principal on the Notes at maturity depends on the Final Level of the Reference Asset. The Bank will only repay you the full Principal Amount of your Notes if the Final Level is equal to or greater than the Buffer Level. If the Final Level is less than the Buffer Level, you will lose a portion of the Principal Amount by an amount equal to the percentage decrease in the level of the Reference Asset beyond the Buffer Percentage. Accordingly, you could lose up to 85% of the Principal Amount.

If The Notes Are Called, Your Payment On The Notes Will Be Limited To The Applicable Call Price.

If the Notes are automatically called, your return will be limited to the return represented by the applicable Call Price, regardless of the extent of the increase in the level of the Reference Asset.

The Notes Are Subject to Reinvestment Risk.

If the Notes are automatically called prior to maturity, the term of the Notes may be as short as 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to maturity.

The Notes Do Not Pay Interest.

No periodic interest will be paid on the Notes. However, because it is possible that the Notes may be classified for U.S. federal income tax purposes as contingent payment debt instruments rather than prepaid forward contracts, you may be required to accrue interest income over the term of your Notes. See “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

Your Return May Be Lower Than The Return On A Conventional Debt Security Of Comparable Maturity.

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you invested directly in the securities included in the Reference Asset. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

If The Level Of The Reference Asset Changes, The Market Value Of Your Notes May Not Change In The Same Manner.

Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the level of the Reference Asset may not result in a comparable change in the market value of your Notes. We discuss some of the reasons for this disparity under “—The Price At Which The Notes May Be Sold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased” below.

PRS-12

We Have No Affiliation With The Sponsor Of The Reference Asset And Have Not Independently Verified Their Public Disclosure Of Information.

The Sponsor of the Reference Asset is not an affiliate of the Bank and is not involved in any of the Bank’s offerings of Notes pursuant to this pricing supplement in any way. Consequently, we have no control of the actions of the Sponsor of the Reference Asset, including any errors in or discontinuation of disclosure regarding the methods or policies relating to the calculation of the Reference Asset. The Sponsor of the Reference Asset has no obligation to consider your interest as an investor in the Notes in taking any actions that might affect the value of the Notes. None of the money you pay for the Notes will go to the Sponsor of the Reference Asset.

In addition, as we are not affiliated with the Sponsor of the Reference Asset, we do not assume any responsibility for the adequacy of the information about the Reference Asset or the Sponsor contained in this pricing supplement. We are not responsible for the Sponsor’s public disclosure of information on itself or the Reference Asset. As an investor in the Notes, you should make your own investigation into the Reference Asset.

The Amount To Be Paid At Maturity Will Not Be Affected By All Developments Relating To The Reference Asset.

Changes in the level of the Reference Asset during the term of the Notes other than any Call Valuation Date or Final Valuation Date will not be reflected in the determination of whether the Notes are automatically called or the calculation of the Payment at Maturity (subject to adjustments as described herein, including those described under “Certain Terms of the Notes—Adjustments to the Reference Asset” or “Discontinuance of the Reference Asset”). The Calculation Agent will make this determination or calculation by comparing only the Closing Level of the Reference Asset on a Call Valuation Date or the Final Valuation Date to the Initial Level or the Buffer Level. No other level of the Reference Asset will be taken into account with respect to the payment on the Notes. As a result, you may receive less than the Principal Amount of your Notes, even if the level of the Reference Asset has increased at certain times during the term of the Notes before decreasing to a level below the Initial Level or the Buffer Level as of a Call Valuation Date or the Final Valuation Date.

You Must Rely On Your Own Evaluation Of The Merits Of An Investment Linked To The Reference Asset.

In the ordinary course of business, we, Jefferies or our respective affiliates may have expressed views on expected movements in the Reference Asset, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Reference Asset may at any time have significantly different views from those of us or our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Asset from multiple sources, and you should not rely solely on views expressed by us, Jefferies or our respective affiliates. For additional information, see “Information Regarding the Reference Asset” in this pricing supplement and the public disclosures made by the Sponsor.

The Historical Performance Of The Reference Asset Should Not Be Taken As An Indication Of Its Future Performance.

The level of the Reference Asset will determine the amount to be paid on the Notes at maturity and whether the Notes will be called prior to maturity. The historical performance of the Reference Asset does not necessarily give an indication of its future performance. As a result, it is impossible to predict whether the level of the Reference Asset will rise or fall during the term of the Notes. The level of the Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

Certain Business And Trading Activities May Create Conflicts With Your Interests And Could Potentially Adversely Affect The Value Of The Notes.

We, Jefferies or one or more of our respective affiliates, may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the Notes for our proprietary account or effecting secondary market transactions in the Notes for other customers). These activities may present a conflict between your interest in the Notes and the interests we, Jefferies or one or more of our respective affiliates, may have in our or their proprietary account. We, Jefferies and our respective affiliates may engage in any such activities without regard to the Notes or the effect that such activities may directly or indirectly have on the value of the Notes.

PRS-13

Moreover, we, Jefferies and our respective affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes and making the assumptions and inputs used to determine the pricing of the Notes and the initial estimated value of the Notes when the terms of the Notes are set. We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty. In connection with such activities, our economic interests and the economic interests of affiliates of ours may be adverse to your interests as an investor in the Notes. Any of these activities may affect the value of the Notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. For additional information regarding our hedging activities, please see “Use of Proceeds and Hedging” in this pricing supplement.

In addition, the Bank will serve as Calculation Agent for the Notes and will have sole discretion in calculating the amounts payable in respect of the Notes. Exercising discretion in this manner could adversely affect the value of the Notes.

The Calculation Agent Can Postpone The Determination Of A Closing Level Or The Final Level If A Market Disruption Event Occurs.

The determination of a Closing Level or the Final Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on any Call Valuation Date or the Final Valuation Date with respect to the Reference Asset. If such a postponement occurs, then the applicable Call Valuation Date or the Final Valuation Date, as applicable, will be postponed to the first succeeding day that is a Trading Day and on which a Market Disruption Event has not occurred and is not continuing for the Reference Asset. In no event, however, will any Call Valuation Date or the Final Valuation Date be postponed by more than seven Trading Days. As a result, if a Market Disruption Event occurs or is continuing on the Final Valuation Date, the Maturity Date for the Notes could also be postponed, although not by more than seven Trading Days. No interest will accrue as a result of delayed payment.

If the determination of the Closing Level of the Reference Asset for any Call Valuation Date or the Final Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the date on which the Closing Level of the Reference Asset will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Level for the Reference Asset that would have prevailed in the absence of the Market Disruption Event in respect of the Reference Asset. See “Certain Terms of the Notes—Market Disruption Events.” Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts.”

There Are Potential Conflicts Of Interest Between You And The Calculation Agent.

The Calculation Agent will, among other things, determine whether the Notes are automatically called and the Payment at Maturity. We will serve as the Calculation Agent. We may change the Calculation Agent after the original issue date without notice to you. The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the Reference Asset has occurred, and make certain adjustments with respect to the Reference Asset if certain events occur. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions.

Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. Under certain circumstances, the determinations of the Calculation Agent will be confirmed by one or more independent calculation experts. See “Appointment of Independent Calculation Experts.”

PRS-14

No Assurance That The Investment View Implicit In The Notes Will Be Successful.

It is impossible to predict with certainty whether and the extent to which the level of the Reference Asset will rise or fall. There can be no assurance that the Closing Level of the Reference Asset on any Call Valuation Date or the Final Valuation Date will be greater than or equal to the Initial Level or the Buffer Level. The level of the Reference Asset may be influenced by complex and interrelated political, economic, financial and other factors that affect the securities included in the Reference Asset. You should be willing to accept the risks of the price performance of equity securities in general and the Reference Asset in particular, and the risk of losing some or all of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the Reference Asset will result in your receiving an amount greater than or equal to the Principal Amount of your Notes. Certain periods of historical performance of the Reference Asset would have resulted in you receiving less than the Principal Amount of your Notes if you had owned notes with terms similar to these Notes in the past. See “Information Regarding The Reference Asset” in this pricing supplement for further information regarding the historical performance of the Reference Asset.

The Notes Are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

Your Investment Is Subject To The Credit Risk Of The Bank.

The Notes are senior unsecured debt obligations of the Bank and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying Prospectus and Prospectus Supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of any Principal Amount at maturity or on a Call Payment Date, as applicable, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the Notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the Prospectus.

The Indenture does not contain any restrictions on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any securities. We and our affiliates will not pledge or otherwise hold any security for the benefit of holders of the Notes. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any securities we hold as a hedge to the Notes will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

The Price At Which The Notes May Be Sold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the Reference Asset over the full term of the Note, (ii) volatility of the level of the Reference Asset and the market’s perception of future volatility of the level of the Reference Asset, (iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity. In particular, the price of the Notes may be impacted by the fact that the Notes may be automatically called prior to maturity. Additionally, the interest rates of the Notes reflect not only our credit spread generally but also the automatic call feature of the Notes and thus may not reflect the rate at which a note without an automatic call feature might be issued and sold.

PRS-15

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive up to 85% less than the original issue price if you sell your Notes prior to maturity.

The Inclusion Of Dealer Spread And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Jefferies or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Jefferies as a result of dealer discounts, mark-ups or other transaction costs.

The Bank’s Initial Estimated Value Of The Notes Is Lower Than The Original Issue Price (Price To Public) Of The Notes.

The Bank’s initial estimated value is only an estimate using several factors. The original issue price of the Notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the Notes, as well as hedging the Notes, are included in the original issue price of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Initial Estimated Value Does Not Represent Future Values Of The Notes And May Differ From Others’ Estimates.

The Bank’s initial estimated value of the Notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the Notes were set. This initial estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the Notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, including the value of the Reference Asset, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which Jefferies or any other party would be willing to buy the Notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which Jefferies or any other party would be willing to buy the Notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s Initial Estimated Value Was Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the Notes and the initial estimated value of the Notes on the Trade Date and could have an adverse effect on any secondary market prices of the Notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

PRS-16

Hedging Activities By The Bank May Negatively Impact Investors In The Notes And Cause Our Respective Interests And Those Of Our Clients And Counterparties To Be Contrary To Those Of Investors In The Notes.

The Bank or one or more of our affiliates has hedged or expects to hedge the obligations under the Notes by purchasing futures and/or other instruments linked to the Reference Asset. The Bank or one or more of our affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the Reference Asset, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the Final Valuation Date.

Any of these hedging activities may adversely affect the price of the Reference Asset and therefore the market value of the Notes and the amount you will receive, if any, on the Notes. In addition, you should expect that these transactions will cause the Bank or our affiliates or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the Notes. The Bank or our affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the Notes, and may receive substantial returns with respect to these hedging activities while the value of the Notes may decline.

The Notes Will Not Be Listed On Any Securities Exchange Or Any Inter-Dealer Quotation System; There May Be No Secondary Market For The Notes; Potential Illiquidity Of The Secondary Market; Holding Of The Notes By Jefferies Or Its Or Our Affiliates And Future Sales.

The Notes are most suitable for purchasing and holding to maturity. The Notes will be new securities for which there is no trading market. The Notes will not be listed on any organized securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the Notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, Jefferies or any of its affiliates may (but are not obligated to) make a secondary market for the Notes and may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Jefferies or any of its affiliates are willing to transact. If none of Jefferies or any of its affiliates makes a market for the Notes, there will not be a secondary market for the Notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the Notes. If a secondary market in the Notes is not developed or maintained, you may not be able to sell your Notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

In addition, the Principal Amount of the Notes being offered may not be purchased by investors in the initial offering, and Jefferies or one or more of its or our affiliates may agree to purchase any unsold portion. Jefferies or such affiliate or affiliates intend to hold the Notes, which may affect the supply of the Notes available in any secondary market trading and therefore may adversely affect the price of the Notes in any secondary market trading. If a substantial portion of any Notes held by Jefferies or its or our affiliates were to be offered for sale following this offering, the market price of such Notes could fall, especially if secondary market trading in such Notes is limited or illiquid.

The Notes Are Not Insured By Any Third Parties.

The Notes will be solely our obligations. Neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency or instrumentality of the United States, Canada or any other jurisdiction.

The Tax Treatment Of The Notes Is Uncertain.

Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain Canadian Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

PRS-17

INFORMATION REGARDING THE REFERENCE ASSET

We obtained all information contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information without independent verification. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P”). S&P has no obligation to continue to publish, and may discontinue publication of, the Reference Asset at any time. Neither we nor Jefferies accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor equity index.

The S&P 500® Index

General

The Reference Asset is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Reference Asset is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Eleven main groups of companies constitute the Reference Asset, with the approximate percentage of the market capitalization of the Reference Asset included in each group as of July 31, 2018 indicated in parentheses: Information Technology (25.6%), Health Care (14.5%), Financials (14.1%), Consumer Discretionary (12.7%), Industrials (9.9%), Consumer Staples (6.9%), Energy (6.2%), Utilities (2.9%), Real Estate (2.8%), Materials (2.6%), and Telecommunication Services (1.9%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the Reference Asset to achieve the objectives stated above. S&P and MSCI, Inc. have announced that the Global Industry Classification Sector structure is expected to be updated after the close of business on September 28, 2018. Among other things, the update is expected to broaden the current Telecommunications Services sector and rename it the Communication Services sector. The renamed sector is expected to include the existing telecommunication companies, as well as companies selected from the Consumer Discretionary sector currently classified under the Media industry group and the Internet & Direct Marketing Retail sub-industry, along with select companies currently classified in the Information Technology sector. Further, companies that operate online marketplaces for consumer products and services are expected to be included under the Internet & Direct Marketing sub-industry of the Consumer Discretionary sector, regardless of whether they hold inventory.

S&P calculates the Reference Asset by reference to the prices of the constituent stocks of the Reference Asset without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the Reference Asset constituent stocks and received the dividends paid on those stocks.

Index Computation

Historically, the market value of any component stock of the Reference Asset was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Reference Asset halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Reference Asset to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Reference Asset did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Reference Asset.

Under float adjustment, the share counts used in calculating the Reference Asset reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

PRS-18

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the Reference Asset. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the Reference Asset. Constituents of the Reference Asset prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the Reference Asset. If a constituent company of the Reference Asset reorganizes into a multiple share class line structure, that company will remain in the Reference Asset at the discretion of the S&P Index Committee in order to minimize turnover.

The Reference Asset is calculated using a base-weighted aggregate methodology. The level of the Reference Asset reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the Reference Asset is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Reference Asset, it serves as a link to the original base period level of the Reference Asset. The index divisor keeps the Reference Asset comparable over time and is the manipulation point for all adjustments to the Reference Asset, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends require changes in the common shares outstanding and the stock prices of the companies in the Reference Asset, and do not require index divisor adjustments.

To prevent the level of the Reference Asset from changing due to corporate actions, corporate actions which affect the total market value of the Reference Asset require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Reference Asset remains constant and does not reflect the corporate actions of individual companies in the Reference Asset. Index divisor adjustments are made after the close of trading and after the calculation of the Reference Asset closing level.

Changes in a company’s shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At S&P’s discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing.

PRS-19

All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

Historical Data

We obtained the Closing Levels listed below from Bloomberg Financial Markets without independent verification. You can obtain the level of the Reference Asset at any time from Bloomberg under the symbol “SPX” or from the S&P Dow Jones Indices website at www.standardandpoors.com. No information contained on the S&P Dow Jones Indices website is incorporated by reference into this pricing supplement.

We have not undertaken an independent review or due diligence of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Level of the Reference Asset at any time. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

The following graph sets forth daily Closing Levels of the Reference Asset for the period from January 1, 2008 to August 10, 2018. The Closing Level of the Reference Asset on August 10, 2018 was 2,833.28.

PRS-20

License Agreement between S&P Dow Jones Indices and CIBC

We and S&P Dow Jones Indices have entered into a non-transferable, non-exclusive license agreement providing for the sublicense to us, in exchange for a fee, of the right to use the Reference Asset in connection with the issuance of the securities.

The license agreement between us and S&P Dow Jones Indices provides that the following language must be stated in this pricing supplement:

The S&P 500® Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Canadian Imperial Bank of Commerce. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Canadian Imperial Bank of Commerce. The securities are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in securities particularly or the ability of the S&P 500® Index to track general market performance. S&P Dow Jones Indices’ only relationship to Canadian Imperial Bank of Commerce with respect to the S&P 500® Index is the licensing of the S&P 500® Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Canadian Imperial Bank of Commerce or the securities. S&P Dow Jones Indices have no obligation to take the needs of Canadian Imperial Bank of Commerce or the owners of the securities into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by Canadian Imperial Bank of Commerce, but which may be similar to and competitive with the securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500® Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY CANADIAN IMPERIAL BANK OF COMMERCE, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND CANADIAN IMPERIAL BANK OF COMMERCE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

PRS-21

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement and the Prospectus and to hedge market risks of the Bank associated with its obligation to pay the Principal Amount at maturity of the Notes.

We may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the value of the underlying measure or asset, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss. It is possible that we could receive substantial returns from these hedging activities while the value of the Notes declines.

We expect to hedge our obligations under the Notes through one of our affiliates and/or another unaffiliated counterparty.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity. The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Additional Risk Factors—The Inclusion Of Dealer Spread And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices” and “Additional Risk Factors—Certain Business And Trading Activities May Create Conflicts With Your Interests And Could Potentially Adversely Affect The Value Of The Notes” in this pricing supplement.

PRS-22

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. The Bank’s initial estimated value does not represent a minimum price at which Jefferies or any other person would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s Initial Estimated Value Was Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the Notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s Initial Estimated Value Does Not Represent Future Values Of The Notes And May Differ From Others’ Estimates” in this pricing supplement.

The Bank’s initial estimated value of the Notes is lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See “Additional Risk Factors—The Bank’s Initial Estimated Value Of The Notes Is Lower Than The Original Issue Price (Price To Public) Of The Notes” in this pricing supplement.

PRS-23

CERTAIN BENEFIT PLAN CONSIDERATIONS

For a discussion of benefit plan investor considerations, please see “Certain U.S. Benefit Plan Investor Considerations” in the accompanying Prospectus.

PRS-24

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion in the section called “Material Tax Consequences—United States Taxation” in the accompanying Prospectus, and is subject to the limitations and exceptions set forth therein. Capitalized terms used in this section without definition shall have the respective meanings given such terms in the accompanying Prospectus. This discussion is only applicable to you if you are a U.S. Holder. If you are not a U.S. Holder, please consult your own tax advisor.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the Notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

We will not attempt to ascertain whether the Reference Asset (or components thereof) would be treated as a “U.S. real property holding corporation” within the meaning of Section 897 of the Code.

U.S. Holders

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. We intend to treat the Notes as pre-paid cash-settled derivative contracts. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes.

Additionally, you should generally recognize capital gain or loss upon the sale, exchange or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. The holding period for Notes of a U.S. holder who acquires the Notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the Notes. If the Notes are held by the same U.S. holder until maturity, that holder’s holding period will generally include the Maturity Date.

Alternative Treatments. As noted above, there is no judicial or administrative authority discussing how the Notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate.

For example, the Notes may be properly treated as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option with respect to the Reference Asset written by you and purchased by us (the “Put Option”). The balance of this disclosure assumes this latter treatment is proper and will be respected for U.S. federal income tax purposes.

If the Notes are properly treated as an investment unit consisting of a Debt Portion and Put Option, it is likely that the Debt Portion of the Notes is treated as issued for the principal amount of the Notes (if you are an initial purchaser) and that interest payments on the Notes are treated in part as payments of interest and in part as payments for the Put Option. Under this characterization, a percentage of the payments on the Note would be treated as an interest payment for U.S. federal income tax purposes and a percentage of such payments would be treated as payment for the Put Option for U.S. federal income tax purposes. The percentage treated as an interest payment for U.S. federal income tax purposes generally would equal our customary market borrowing rate for this type of instrument without taking into account the Reference Asset and associated terms, the remaining percentage of the payments would be in consideration of the Put Option.

PRS-25

Upon the sale of Notes, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted U.S. federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of the Notes if you are an initial purchaser of the Notes). Except to the extent attributable to accrued but unpaid interest with respect to the Debt Portion, such gain or loss would be long-term capital gain or loss if your holding period is greater than one year. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Debt Portion on the date of the sale of the Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment (to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

If you are a secondary purchaser of Notes, you would be required to allocate your purchase price for Notes between the Debt Portion and Put Option based on the respective fair market values of each on the date of purchase. If, however, the portion of your purchase price allocated to the Debt Portion is at a discount from, or is in excess of, the principal amount of your Notes, you may be subject to the market discount or amortizable bond premium rules. The rules regarding market discount and bond premium are complex and therefore you are urged to consult your tax advisors regarding these rules. The portion of your purchase price that is allocated to the Put Option would likely be offset for tax purposes against amounts you subsequently receive with respect to the Put Option (including amounts received upon a sale of the Notes that are attributable to the Put Option), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Put Option. If, however, the portion of your purchase price allocated to the Debt Portion as described above is in excess of your purchase price for the Notes, you would likely be treated for tax purposes as having received a payment for the Put Option (which will be deferred as described in the fourth preceding paragraph) in an amount equal to such excess.

Another possible alternative treatment is that a Note could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the Notes are so treated, you would be required to accrue interest income over the term of a Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your note. You would recognize gain or loss upon the sale, call or maturity of the Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in the Note. In general, your adjusted basis in the Note would be equal to the amount you paid for the Note, increased by the amount of interest you previously accrued (but remained unpaid) with respect to the Note. Any gain you recognize upon the sale, call or maturity of the Note would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to the Note, and thereafter would be capital loss.

If a Note is treated as a contingent payment debt instrument and you purchase a Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules but rather would be subject to special rules set forth in treasury regulations governing contingent payment debt instruments. Accordingly, if you purchase a Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

In 2008, the Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the Internal Revenue Service and the U.S. Treasury have been considering whether the holder of such instruments should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. While it is not clear whether the Notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is possible that the Internal Revenue Service could seek to characterize the Notes in a manner that results in tax consequences to you that are different from those described above.

PRS-26

We do not believe that the “constructive ownership transaction” rules of Section 1260 of the Code apply to this offering.

You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations.

Additional Information for U.S. Holders. For the treatment regarding other aspects of interest payments and backup withholding and information reporting considerations please see the discussion under “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus.

PRS-27

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a Note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) does not use or hold and is not deemed to use or hold the Note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the Note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning Notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying Prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the Notes, interest payable on the Notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a Note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of Notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

PRS-28

SUPPLEMENTAL PLAN OF DISTRIBUTION

Pursuant to the terms of a distribution agreement, Jefferies will purchase the Notes from the Bank for distribution to other registered broker-dealers or will offer the Notes directly to investors.

Jefferies will purchase the Notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. Jefferies or other registered broker-dealers will offer the Notes at the price to public set forth on the cover page of this pricing supplement. Jefferies will receive a commission of $12.50 (1.25%) per $1,000 Principal Amount of the Notes and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The total “Underwriting Discount” and “Proceeds to CIBC” specified on the cover hereof reflect the aggregate of the underwriting discounts per Note at the time CIBC established any hedge positions prior to the Trade Date.

We will deliver the Notes against payment therefor in New York, New York on August 17, 2018, which is the fourth scheduled business day following the date of this pricing supplement and of the trading of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will settle in four business days (T + 4), to specify alternative settlement arrangements to prevent a failed settlement.

If all of the offered Notes are not sold at the price to public, Jefferies may change the offering price and the other selling terms. In addition to offers and sales at the price to public, Jefferies may offer the Notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

While Jefferies may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying Prospectus Supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

Jefferies and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Jefferies and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Jefferies and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. Jefferies and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Jefferies may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”). We have agreed to indemnify Jefferies against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities.

PRS-29

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated February 27, 2017, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

In the opinion of Mayer Brown LLP, when the Notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the Prospectus Supplement and the Prospectus, the Notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated February 27, 2017, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

PRS-30